UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number: 001-34578

FUNTALK CHINA HOLDINGS LIMITED

South 3/F, Chang’An XingRong Center
No. 1 NaoShiKou Street, XiCheng District
Beijing, China 100031
8610-5832-5957
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                          No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  ________

Convening of Extraordinary General Meeting

The Board of Directors of Funtalk China Holdings Limited (the “Company”) has passed the resolution on March 18, 2010 to convene an Extraordinary General Meeting of the Company (“EGM”) on April 9, 2010 at 12:00 noon, Beijing time. The EGM will be held at South 3/F, Chang’An XingRong Center, No.1 NaoShiKou Street, Xicheng District, Beijing, China.

Holders of ordinary shares of the Company at the close of business on March 11, 2010 are entitled to notice of, and to vote at, the EGM.

The EGM will discuss and seek the approval of the Company's 2010 Share Incentive Plan in the form attached to the notice convening the EGM, together with all acts and deeds of the Company in connection therewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Funtalk China Holdings Limited

By:	/s/ Kim Chuan (“Jackie”) Leong
Name:	Kim Chuan (“Jackie”) Leong
Title:	Chief Financial Officer

Date: March 22, 2010

Exhibit No.	Description

99.1	Circular and Notice of Extraordinary General Meeting dated March 18, 2010

99.2	Proxy Card for Extraordinary General Meeting

99.3	Voting Instruction Form for Extraordinary General Meeting